Filed by: First Bancorp

                           Pursuant to Rule 425 under the Securities Act of 1933
                                                  Subject Company: First Bancorp
                                                     Commission File No. 0-15572

         The following communications contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. References made in the following, in particular, statements regarding:

         -    future financial and operating results
         -    the proposed First Bancorp/First Savings Bancorp, Inc. merger
         - timing and benefits of the proposed First Bancorp/First Savings Bancorp, Inc. merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) expected cost savings from the merger not materializing within the expected time frame; (2) revenues following the merger not meeting expectations; (3) competitive pressures among financial institutions increasing significantly; (4) costs or difficulties related to the integration of the businesses of First Bancorp and First Savings Bancorp, Inc. being greater than anticipated; (5) general economic conditions being less favorable than anticipated; (6) legislation or regulatory changes adversely affecting the business in which the combined company will be engaged; and (7) the timing of the completion of the transactions.

         For a detailed discussion of these and other cautionary statements, please refer to the Company's filings with the Securities and Exchange Commission, especially in the "Forward-Looking Statements" section of the Management's Discussion and Analysis section of the Company's Form 10-K for the fiscal year ended December 31, 1998.

                            * * * * * * * * * * * * *

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY FIRST BANCORP ON DECEMBER 16, 1999 AND FILED BY FIRST BANCORP ON DECEMBER 21, 1999 ON A FORM 8-K WITH THE SEC.

First Bancorp and First Savings Bancorp Agree to Merge

Troy, North Carolina - First Bancorp (NASDAQ - FBNC), the parent company of First Bank, a commercial bank with 34 branches and assets of approximately $535 million, and First Savings Bancorp, Inc. (NASDAQ - SOPN), the parent company of First Savings Bank of Moore County, a savings bank headquartered in Southern Pines, NC with six branches and assets of $325 million, jointly announce today the signing of a definitive merger agreement. The terms of the transaction provide for First Bancorp to exchange 1.2468 shares of its common stock for each share of First Savings Bancorp's stock. This transaction is expected to qualify as a tax-free exchange.

The combined entity will have the number one market share in Moore County and will be tenth in the state in terms of deposit size. Moore County is one of the state's fastest growing and most attractive markets in the state. Southern Pines and Pinehurst, site of the 1999 US Open Golf Championship, are two of its prominent towns, and the county is also known for its excellent health care system.

Jimmie Garner, President and CEO of First Bancorp, states, "We are delighted to be joining forces with such a fine company. In leveraging First Savings' mortgage loan expertise with our commercial banking experience, the combined entity will be a formidable financial institution that will have a great presence in the Sandhills area of North Carolina, one of the best regions in the state. I am also excited to have the opportunity to work with Bill Samuels, Chairman of First Savings Bancorp, and John Burns, President. Their years of experience and commitment to quality service set them apart in this competitive industry."

Mr. Garner noted that Mr. Samuels will be joining First Bancorp as Vice-Chairman of the Board of Directors, while Mr. Burns will join five other First Savings Bancorp directors on the First Bancorp Board of Directors, as well as assume an Executive Vice President position with the company as the Moore County Regional Executive.

Bill Samuels and John Burns spoke on behalf of First Savings Bancorp, "We are extremely pleased to be joining an institution like First Bancorp that shares our beliefs in providing the very best in customer service. With the additional products that we will be able to offer our existing customers, and the expertise that we can leverage throughout the First Bank network, the future is bright for our combined company."

Jimmie Garner added, "This merger combines two institutions with long-standing traditions. First Bank's origins date back to 1935 and First Savings Bank of Moore County was chartered in 1922. We will ensure that everything we do going forward is consistent with our historical frameworks, the most fundamental of which is to provide community banking services in a warm and friendly manner."

Jimmie Garner also noted, "Upon the closing of the merger, the anticipated dividend rate of the combined entity would be a blend of the rates currently paid by First Bancorp and First Savings Bancorp, and is currently expected to be an annualized rate of 76 cents per share. This represents a 68% increase from the current level of 45.3 cents paid by First Bancorp."

Bill Samuels stated, "With the high growth rates First Bancorp has experienced in the past several years, we are excited about the potential for future growth that the capital First Savings Bancorp is contributing makes possible," he said. "At the same time, the projected dividend yield to shareholders will still be among the highest in the state among banks," Mr. Samuels added.

The transaction is expected to be consummated in the second quarter of 2000 and will result in a company with over $860 million in assets in a 14 county region primarily across the central piedmont region of North Carolina. The transaction is expected to qualify for pooling-of-interest accounting and is subject to regulatory and shareholder approvals.

This news release contains forward-looking statements, including estimates of future operating results and other forward-looking financial information for First Bancorp and First Savings Bancorp, Inc. These estimates constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As such, the estimates involve significant risks and uncertainties. Actual results may differ materially due to such factors as:
(1) expected cost savings from the merger not materializing within the expected time frame; (2) revenues following the merger not meeting expectations; (3) competitive pressures among financial institutions increasing significantly; (4) costs or difficulties related to the integration of the businesses of First Bancorp and First Savings Bancorp, Inc. being greater than anticipated; (5) general economic conditions being less favorable than anticipated; (6) legislation or regulatory changes adversely affecting the business in which the combined company will be engaged; and (7) the timing of the completion of the transactions.

See attached Information Sheet for additional information.

Contacts:    First Bancorp - James H. Garner - (910) 576-6171
             First Savings Bancorp - John F. Burns - (910) 692-6222

                       First Bancorp-First Savings Bancorp

                                Information Sheet

Type of Transaction - Stock-for-stock tax-free pooling-of-interests

Expected Closing Date - Second quarter of 2000

Exchange Ratio - 1.2468 shares of First Bancorp stock for each share of First
                 Savings Bancorp stock

Expected Dividend Rate - $0.76 per year

Asset Size -        First Bancorp - $535 million as of September 30, 1999
                    First Savings Bancorp - $324 million as of September 30,
                    1999

Net income -        First Bancorp - $6.3 million for the 12 months ended
                    September 30, 1999
                    First Savings Bancorp - $5.2 million for the 12 months ended
                    September 30, 1999


Branches -          First Bancorp - 34

                    Troy (3)                Albemarle (2)       Candor
                    Southern Pines          Angier              Denton
                    Pinehurst (2)           Archdale            High Point
                    Aberdeen                Asheboro (2)        Kannapolis
                    Seven Lakes             Bennett             Laurel Hill
                    Biscoe                  Laurinburg          Richfield


                    Lillington              Robbins
                    Locust                  Rockingham
                    Maxton                  Sanford (2)
                    Pinebluff               Seagrove
                    Polkton                 Vass



                    First Savings Bancorp - 6

                    Southern Pines (3)
                    Pinehurst
                    Carthage
                    Seven Lakes

                    Between the two companies, three branch consolidations are projected in connection with the merger.

Combined
Organization -      First Bancorp, headquarters - Troy, NC

                    7 directors of First Savings Bancorp to join the existing 11 directors of First Bancorp

                    Jack D. Briggs - Chairman of the Board Directors
                    William E. Samuels - Vice-Chairman of the Board of Directors James H. Garner - President and CEO
                    John F. Burns. - Executive VP, Regional Executive -
                                     Moore County

                            * * * * * * * * * * * * *

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the merger referenced in the foregoing information  when  it  becomes  available,  because  it will  contain  important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by First Bancorp. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by First Bancorp at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other relevant documents may also be obtained from First Bancorp by directing such request to First Bancorp, 341 North Main Street, Troy, North Carolina 27371-0508,
Attention: Anna G. Hollers, telephone: (910) 576-6171.

                            * * * * * * * * * * * * *

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY FIRST BANCORP ON JANUARY 18, 2000.

High Growth Drives First Bancorp's 18.1% Increase in Quarterly Earnings

TROY, N.C. - First Bancorp (NASDAQ - FBNC), the parent company of First Bank, announced fourth quarter earnings today of $1,777,000, an 18.1% increase over the $1,505,000 earned in the fourth quarter of 1998. Earnings per share on a diluted basis increased 18.8% to $0.38 per share for the fourth quarter of 1999 from the $0.32 reported for the fourth quarter of 1998. Net income for the year ended December 31, 1999 amounted to $6,619,000, a 16.5% increase over the $5,683,000 reported for 1998. Diluted earnings per share for 1999 amounted to $1.43, a 17.2% increase from the $1.22 reported for 1998. Both the quarterly and annual earnings are records for the Company.

The Company said the higher earnings are primarily a result of the significant growth that the Company has experienced. Since January 1, 1998, the Company's loans have grown 49% and deposits have increased by 33%.

The growth in loans and deposits has resulted in increases in both net interest income and noninterest income. Net interest income increased by $744,000, or 13.6%, in the fourth quarter of 1999 compared to the fourth quarter of 1998, while net interest income for the year ended December 31, 1999 increased $2,496,000, or 11.9%, compared to 1998. Noninterest income increased 4.2% in the fourth quarter of 1999 compared to the same quarter of 1998 and increased 10.0% during the year ended December 31, 1999 compared to 1998. A lower effective tax rate realized as a result of tax preferred investments made in 1999 also enhanced the Company's net income.

"The earnings we are reporting represent our fourth straight year of record earnings," stated President and CEO Jimmie Garner. "I am especially pleased with the strong growth we have been able to achieve, while maintaining very sound asset quality ratios and a net interest margin that continues to exceed our peers," added Mr. Garner.

"We were also pleased that it was business as usual for First Bancorp as we began the new millennium. As expected, First Bancorp's systems made a smooth transition to January 1, 2000. I would especially like to thank David Grigg, the president of our data processing subsidiary, for the excellent job he did in leading our Year 2000 readiness effort," stated Mr. Garner.

Mr. Garner also commented on First Bancorp's pending acquisition of First Savings Bancorp, Inc., a savings institution with six branch offices in Moore County and total assets of $330 million. "I continue to look forward to and am excited about the pending merger with First Savings. We are currently in process of preparing the necessary filings to effectuate the transaction," stated Mr. Garner. "We expect the consummation of the merger to occur in the second quarter of this year."

The transaction with First Savings Bancorp, Inc. was announced in a joint press release on December 16, 1999. Interested parties can obtain a copy of the press release by contacting First Bancorp at the number noted below.

Share data has been adjusted to reflect the 3-for-2 stock split that was paid on September 13, 1999 to shareholders of record as of August 30, 1999.

First Bancorp is a bank holding company based in Troy, North Carolina. Its principal activity is the ownership and operation of First Bank, a state-chartered bank that operates 34 branch offices in a fourteen county market area centered in Troy. First Bancorp's common stock is traded on the NASDAQ National Market under the symbol FBNC. Broker contacts for market makers of First Bancorp's common stock include J.C. Bradford & Co. (Clay Young at
1-800-830-6071),   Legg  Mason  (Paul   Newton  at   1-800-628-5770),   Scott  &
Stringfellow, Inc. (Jeff O'Quinn at 1-800-763-1893, or Alan Tilley at 1-800-476-1824), Trident Securities (Sadler Stukes at 1-800-340-6321), and Wachovia Securities, Inc. (Kel Normann at 1-800-929-1019).

Please visit our website at www.firstbancorp.com. For additional financial data, please see the attached Financial Summary. For additional information, please
contact:         Mr. James H. Garner
                 President & Chief Executive Officer
                 Telephone: (910) 576-6171

This press release contains statements that could be deemed forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act, which statements are inherently subject to risks and uncertainties. Forward-looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as "expect," "believe," "estimate," "plan," "project," or other statements concerning opinions or judgments of the Company and its management about future events. Factors that could influence the accuracy of such forward-looking statements include, but are not limited to, the financial success or changing strategies of the Company's customers, actions of government regulators, the level of market interest rates, and general economic conditions.

===============================================================================================================================
                                               First Bancorp and Subsidiaries
                                                      Financial Summary
===============================================================================================================================
                                                   Three Months Ended                      Twelve Months Ended
                                                      December 31,                            December 31,
($ in thousands except per share data -         ------------------------    Percent     --------------------------   Percent
unaudited)                                         1999         1998         Change        1999          1998        Change
----------------------------------------------- ------------ ------------ ------------- ------------ ------------- ------------
INCOME STATEMENT

Interest income
   Interest and fees on loans                      $  9,173        7,934                   $ 34,120        30,186
   Interest on investment securities                  1,038          986                      4,161         3,933
   Other interest income                                473          333                      1,013         1,225
                                                   --------        -----                   --------        ------
      Total interest income                          10,684        9,253     15.5%           39,294        35,344     11.2%
                                                   --------        -----                   --------        ------
Interest expense
   Interest on deposits                               4,070        3,743                     15,187        14,213
   Interest on short-term borrowings                    397           37                        623           143
                                                   --------        -----                   --------        ------
      Total interest expense                          4,467        3,780     18.2%           15,810        14,356     10.1%
                                                   --------        -----                   --------        ------
        Net interest income                           6,217        5,473     13.6%           23,484        20,988     11.9%
Provision for loan losses                               245          250     -2.0%              910           990     -8.1%
                                                   --------        -----                   --------        ------
Net interest income after provision
      for loan losses                                 5,972        5,223     14.3%           22,574        19,998     12.9%
                                                   --------        -----                   --------        ------
Noninterest income
   Service charges on deposit accounts                  732          683                      2,835         2,595
   Fees from presold mortgages                          112          172                        622           537
   Commissions from insurance sales                      57           60                        264           240
   Other service charges, commissions, and fees         330          269                      1,311         1,028
   Data processing fees                                  16            5                         50             5
   Securities gains                                       -           32                         20            29
   Loan sale gains                                        9           14                         34           227
   Other gains (losses)                                   5         (25)                       (15)           (5)
                                                   --------        -----                   --------        ------
      Total noninterest income                        1,261        1,210      4.2%            5,121         4,656     10.0%
                                                   --------        -----                   --------        ------
Noninterest expenses
   Personnel expense                                  2,424        2,190                      9,746         8,690
   Occupancy and equipment expense                      615          511                      2,298         1,935
   Other operating expenses                           1,589        1,398                      5,772         5,287
                                                   --------        -----                   --------        ------
      Total noninterest expenses                      4,628        4,099     12.9%           17,816        15,912     12.0%
                                                   --------        -----                   --------        ------
Income before income taxes                            2,605        2,334     11.6%            9,879         8,742     13.0%
Income taxes                                            828          829     -0.1%            3,260         3,059     6.6%
                                                   --------        -----                   --------        ------
Net income                                          $ 1,777        1,505     18.1%         $  6,619         5,683     16.5%
                                                   ========        =====                   ========        ======

ADDITIONAL INCOME STATEMENT INFORMATION

Noncash expenses - pretax
     Goodwill amortization                           $  159          163                    $   636           655
     Premises and equipment depreciation                292          207                        967           761
                                                   --------        -----                   --------        ------
          Total noncash expenses, pretax             $  451          370     21.9%         $  1,603         1,416     13.2%
                                                   ========        =====                   ========        ======

Tax equivalent net interest income
     Net interest income, as recorded               $ 6,217        5,473                   $ 23,484        20,988
     Tax equivalent adjustment                          130          160                        574           661
                                                   --------        -----                   --------        ------
          Tax equivalent net interest income        $ 6,347        5,633     12.7%         $ 24,058        21,649     11.1%
                                                   ========        =====                   ========        ======

===============================================================================================================================
                                                 First Bancorp and Subsidiaries
                                                   Financial Summary - page 2
===============================================================================================================================
                                                   Three Months Ended                      Twelve Months Ended
                                                      December 31,                            December 31,
                                                ------------------------    Percent     --------------------------   Percent
SHARE DATA (1)                                     1999         1998         Change        1999          1998        Change
----------------------------------------------- ------------ ------------ ------------- ------------ ------------- ------------
Earnings per share - basic                         $   0.39         0.33         18.2%     $   1.46          1.25        16.8%
Earnings per share - diluted                           0.38         0.32         18.8%         1.43          1.22        17.2%
Cash dividends declared                             0.11333         0.10         13.3%      0.45333          0.40        13.3%
Stated book value                                                                              9.65          8.94         7.9%
Tangible book value                                                                            8.50          7.65        11.1%
Common shares outstanding at end of period                                                4,551,641     4,531,905
Weighted average shares outstanding - basic       4,538,137    4,532,204                  4,528,132     4,531,092
Weighted average shares outstanding - diluted     4,646,756    4,646,690                  4,632,233     4,657,746

SELECTED RATIOS

Return on average assets                              1.28%        1.26%                      1.29%         1.28%
Return on average equity                             16.04%       14.74%                     15.56%        14.59%
Net interest margin - tax equivalent (2)              4.88%        5.03%                      5.01%         5.24%
Efficiency ratio - tax equivalent                    60.83%       59.90%                     61.06%        60.49%
Shareholders' equity to assets                                                                7.85%         8.23%
Tier I risk-based capital                                                                     9.66%         9.63%
Total risk based capital                                                                     10.78%        10.75%
Tier I leverage capital                                                                       7.30%         7.37%

(1) Share data has been adjusted to reflect the 3-for-2 stock split paid on September 13, 1999.

(2) This ratio was impacted by the Company's Y2K liquidity contingency planning that was implemented in the fourth quarter of 1999. The Company estimates that excluding the effects of the excess liquidity called for by the plan that the tax equivalent net interest margin would have been 5.08% for the fourth quarter of 1999 and 5.06% for the year.

--------------------------------------------------------------------------------

TREND INFORMATION
($ in thousands except share data)
                                                                          For the Three Months Ended
                                                 ---------------------------------------------------------------------------
                                                 Dec. 31,     Sept. 30,     June 30,     March 31,     Dec. 31,     One Year
INCOME STATEMENT                                   1999         1999          1999         1999          1998        Change
                                                 --------     ---------     --------     ---------     --------     --------
Net interest income - tax equivalent             $ 6,347        6,221         5,892        5,598         5,633        12.7%
Taxable equivalent adjustment                        130          143           149          152           160       -18.8%
Net interest income                                6,217        6,078         5,743        5,446         5,473        13.6%
Provision for loan losses                            245          205           260          200           250        -2.0%
Core noninterest income                            1,247        1,239         1,293        1,303         1,189         4.9%
Non-core noninterest income, net (1)                  14            3            17            5            21       -33.3%
Noninterest expense                                4,628        4,606         4,307        4,275         4,099        12.9%
Income before income taxes                         2,605        2,509         2,486        2,279         2,334        11.6%
Income taxes                                         828          771           858          803           829        -0.1%
Net income                                         1,777        1,738         1,628        1,476         1,505        18.1%

Earnings per share - basic (2)                      0.39         0.38          0.36         0.33          0.33        18.2%
Earnings per share - diluted (2)                    0.38         0.37          0.35         0.32          0.32        18.8%

(1) Includes gains and losses from securities sales, loan sales, fixed assets, other real estate and other nonrecurring items.

(2) Share data has been adjusted to reflect the 3-for-2 stock split paid on September 13, 1999.

===============================================================================================================================
                                                 First Bancorp and Subsidiaries
                                                   Financial Summary - page 3
===============================================================================================================================


                                                 Dec. 31,     Sept. 30,     June 30,     March 31,     Dec. 31,      One Year
PERIOD END BALANCES                                1999         1999          1999         1999          1998         Change
                                                 --------     ---------     --------     ---------     --------      --------
Assets                                          $ 559,447      535,149       526,287      505,862       491,838        13.7%
Securities                                         71,808       71,463        73,100       77,380        77,280        -7.1%
Loans                                             419,163      400,574       387,755      368,511       358,334        17.0%
Allowance for loan losses                           6,078        5,988         5,822        5,671         5,504        10.4%
Intangible assets                                   5,261        5,366         5,525        5,684         5,843       -10.0%
Deposits                                          480,023      456,085       451,356      439,466       440,266         9.0%
Short-term borrowings                              30,000       30,000        28,000       20,000         6,000       400.0%
Shareholders' equity                               43,942       42,880        41,728       41,036        40,494         8.5%

------------------------------------------------------------------------------------------------------------------------------
                                                                          For the Three Months Ended
                                                 ----------------------------------------------------------------------------
                                                 Dec. 31,     Sept. 30,     June 30,     March 31,     Dec. 31,     One Year
YIELD INFORMATION                                  1999         1999          1999         1999          1998      Change (2)
                                                 --------     ---------     --------     ---------     --------     ---------
Yield on loans                                     8.93%        8.83%         8.74%        8.81%         8.98%        -5 bp
Yield on securities - tax equivalent               6.34%        6.38%         6.30%        6.31%         6.69%       -35 bp
Yield on other earning assets                      5.38%        5.71%         5.21%        5.07%         5.06%        32 bp
   Yield on all interest earning assets            8.32%        8.37%         8.25%        8.26%         8.40%        -8 bp

Rate on interest bearing deposits                  3.91%        3.76%         3.80%        3.90%         4.02%       -11 bp
Rate on other interest bearing liabilities         5.71%        5.44%         5.12%        4.63%         5.49%        22 bp
   Rate on all interest bearing liabilities        4.02%        3.80%         3.81%        3.91%         4.03%        -1 bp

      Interest rate spread - tax equivalent        4.30%        4.57%         4.44%        4.35%         4.37%        -7 bp
      Net interest  margin - tax equivalent        4.88%        5.16%         5.04%        4.97%         5.03%       -15 bp
       (1) (3)

        Average prime rate                         8.37%        8.10%         7.75%        7.75%         7.93%        44 bp

(1) Calculated by dividing annualized tax equivalent net interest income by average earning assets for the period.

(2)  Expressed in terms of change in basis points from previous year.

(3) This ratio was impacted by the Company's Y2K liquidity contingency planning that was implemented in the fourth quarter of 1999. The Company estimates that excluding the effects of the excess liquidity called for by the plan that the tax equivalent net interest margin for the fourth quarter of 1999 would have been 5.08%.

                                                 Dec. 31,     Sept. 30,     June 30,     March 31,     Dec. 31,     One Year
                                                   1999         1999          1999         1999          1998        Change
                                                 --------     ---------     --------     ---------     --------     --------
ASSET QUALITY DATA

Nonaccrual loans                                   $    595       535         621            596           601        -1.0%
Restructured loans                                      257       260         254            258           248         3.6%
                                                   --------     -----       -----          -----         -----
     Total nonperforming loans                          852       795         875            854           849         0.4%
Other real estate                                       906       855         546            525           505        79.4%
                                                   --------     -----       -----          -----         -----
     Total nonperforming assets                    $  1,758     1,650       1,421          1,379         1,354        29.8%
                                                   ========     =====       =====          =====         =====

Net charge-offs to average loans - annualized         0.15%     0.04%       0.11%          0.04%         0.16%       -1 bp*
Nonperforming loans to total loans                    0.20%     0.20%       0.23%          0.23%         0.24%       -4 bp*
Nonperforming assets to total assets                  0.31%     0.31%       0.27%          0.27%         0.28%        3 bp*
Allowance for loan losses to total loans              1.45%     1.49%       1.50%          1.54%         1.54%       -9 bp*

* Expressed in terms of change in basis points from previous year.

                            * * * * * * * * * * * * *

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the merger referenced in the foregoing information  when  it  becomes  available,  because  it will  contain  important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by First Bancorp. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by First Bancorp at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other relevant documents may also be obtained from First Bancorp by directing such request to First Bancorp, 341 North Main Street, Troy, North Carolina 27371-0508,
Attention: Anna G. Hollers, telephone: (910) 576-6171.

                            * * * * * * * * * * * * *

THE FOLLOWING IS A QUARTERLY SHAREHOLDER REPORT THAT WAS MAILED ON JANUARY 24, 2000 TO ALL FIRST BANCORP SHAREHOLDERS, AND OTHER PARTIES ON THE COMPANY'S INVESTOR RELATIONS MAILING LIST.

                              PRESIDENT'S MESSAGE

Dear Shareholders and Friends,

     During the fourth quarter of 1999, First Bancorp achieved three significant milestones. In the past three months your company has (1) achieved record earnings, (2) smoothly transitioned into "Y2K", and, (3) most significantly, reached an agreement to acquire First Savings Bancorp, Inc., the parent company of First Savings Bank of Moore County.

     First, I am pleased to be able to report to you record quarterly and annual earnings for the periods ended December 31, 1999. Please note that all share data has been adjusted to reflect the 3-for-2 stock split paid on September 13, 1999 to shareholders of record as of August 30, 1999.

     Net income for the three months ended December 31, 1999 was $1,777,000, an 18.1% increase over the $1,505,000 reported for the same three months of 1998. These earnings amount to diluted earnings per share of $0.38 for the fourth quarter of 1999, an 18.8% increase over the diluted earnings per share of $0.32 reported in the fourth quarter of 1998. Earnings for the year ended December 31, 1999 amounted to $6,619,000, a 16.5% increase over the $5,683,000 earned in 1998. The 1999 net income amounts to diluted earnings per share of $1.43, a 17.2% increase over the $1.22 earned in 1998.

     The increases in net income continue to be driven by the effects of the significant growth in the company's loan and deposit bases. Since January 1, 1998, First Bancorp's loans have grown 49% and deposits have increased by 33%. These increases in loans and deposits have resulted in increases in the amount of net interest income earned by the Company and have also resulted in additional opportunities to earn noninterest income. Net interest income increased by $744,000, or 13.6%, in the fourth quarter of 1999 compared to the fourth quarter of 1998, while net interest income for the year ended December 31, 1999 increased $2,496,000, or 11.9%, compared to 1998. Noninterest income increased 4.2% in the fourth quarter of 1999 compared to the same quarter of 1998 and increased 10.0% during the year ended December 31, 1999 compared to 1998. A lower effective tax rate realized as a result of tax preferred investments made in 1999 also enhanced the Company's net income.

     The second milestone I mentioned above was the smooth transition that First Bancorp made into "Y2K." First Bancorp spent a significant amount of resources, the most significant being time, to plan, prepare, and test for Y2K readiness. While we fully expected the success we had in entering the new millennium, it was satisfying to get the issue behind us. I want to thank David Grigg, the president of our data processing subsidiary Montgomery Data Services, for the excellent job he did in leading First Bancorp's Year 2000 readiness effort, and all of our staff for their supporting role.

     The third and most important milestone that I noted earlier was the announcement of the agreement to acquire First Savings Bancorp, Inc. First Savings Bancorp, Inc. is the holding company for First Savings Bank of Moore County, a savings institution with $330 million in assets and six branch offices. I have admired this fine institution and their people for many years, and the combination with them is a natural strategic fit. Upon consummation of the merger, which is expected to occur in the second quarter of 2000, First Bank will have the number one market share in Moore County, one of the fastest growing and most attractive areas in the state. This merger will also provide

First Bancorp with the additional capital necessary to continue a high growth strategy. I hope you are as excited as I am about the bright future for the combined entity.

     Your Board of Directors declared a quarterly dividend of 11.333 cents per share payable on January 25, 2000 to shareholders of record as of December 31, 1999. On a split adjusted basis, the 11.333 cents per share is equivalent to the previous dividend rate of 17 cents per share and is 13.3% higher than the dividend paid a year ago. The dividend payment is being distributed at the same time as this quarterly report. To enroll in our dividend reinvestment plan, which offers a convenient way to reinvest your dividends in shares of First Bancorp common stock without paying brokerage commissions, please call our transfer agent, Registrar and Transfer Company, at 1-800-368-5948, or Investor Relations at First Bancorp at 1-800-548-9377.

     Your support of our company as a customer of our products and services helps us to achieve our financial success. We welcome your comments and suggestions.

                                           Sincerely,

                                           James H. Garner
                                           President and Chief Executive Officer

===============================================================================================================================
                                                First Bancorp and Subsidiaries
                                                      Financial Summary
===============================================================================================================================

                                                   Three Months Ended                      Twelve Months Ended
                                                      December 31,                            December 31,
                                                 ------------------------               --------------------------
($ in thousands except per share data -                                       Percent                                 Percent
unaudited)                                           1999        1998         Change        1999          1998        Change
----------------------------------------------- ------------ ------------ ------------- ------------ ------------- ------------
INCOME STATEMENT DATA

Net interest income, taxable equivalent basis      $  6,347        5,633         12.7%     $ 24,058        21,649        11.1%
Taxable equivalent adjustment                           130          160        -18.8%          574           661       -13.2%
Net interest income                                   6,217        5,473         13.6%       23,484        20,988        11.9%
Provision for loan losses                               245          250         -2.0%          910           990        -8.1%
Core noninterest income                               1,247        1,189          4.9%        5,082         4,405        15.4%
Non-core noninterest income, net (1)                     14           21        -33.3%           39           251       -84.5%
Noninterest expense                                   4,628        4,099         12.9%       17,816        15,912        12.0%
Income taxes                                            828          829         -0.1%        3,260         3,059         6.6%
Net income                                            1,777        1,505         18.1%        6,619         5,683        16.5%
----------------------------------------------- ------------ ------------ ------------- ------------ ------------- ------------
PER SHARE DATA

Earnings per share - basic                         $   0.39         0.33         18.2%     $   1.46          1.25        16.8%
Earnings per share - diluted                           0.38         0.32         18.8%         1.43          1.22        17.2%
Cash dividends declared                             0.11333         0.10         13.3%      0.45333          0.40        13.3%
Stated book value                                                                              9.65          8.94         7.9%
Tangible book value                                                                            8.50          7.65        11.1%
Common shares outstanding at end of period                                                4,551,641     4,531,905
Weighted average shares outstanding - basic       4,538,137    4,532,204                  4,528,132     4,531,092
Weighted average shares outstanding - diluted     4,646,756    4,646,690                  4,632,233     4,657,746
----------------------------------------------- ------------ ------------ ------------- ------------ ------------- ------------
PERIOD END BALANCES

Assets                                                                                    $ 559,447       491,838        13.7%
Securities                                                                                   71,808        77,280        -7.1%
Loans                                                                                       419,163       358,334        17.0%
Allowance for loan losses                                                                     6,078         5,504        10.4%
Intangible assets                                                                             5,261         5,843       -10.0%
Deposits                                                                                    480,023       440,266         9.0%
Shareholders' equity                                                                         43,942        40,494         8.5%
----------------------------------------------- ------------ ------------ ------------- ------------ ------------- ------------
AVERAGE DAILY BALANCES

Assets                                            $ 550,078      475,698         15.6%    $ 512,557       443,214        15.6%
Loans                                               407,545      350,443         16.3%      386,365       325,477        18.7%
Earning assets                                      515,478      444,553         16.0%      480,111       412,858        16.3%
Deposits                                            472,490      427,212         10.6%      453,641       396,987        14.3%
Shareholders' equity                                 43,965       40,497          8.6%       42,525        38,946         9.2%
----------------------------------------------- ------------ ------------ ------------- ------------ ------------- ------------
RATIOS

Return on average assets                              1.28%        1.26%                      1.29%         1.28%
Return on average equity                             16.04%       14.74%                     15.56%        14.59%
Net interest margin - tax equivalent (2)              4.88%        5.03%                      5.01%         5.24%
Efficiency ratio - tax equivalent                    60.83%       59.90%                     61.06%        60.49%
Shareholders' equity to assets                                                                7.85%         8.23%
----------------------------------------------- ------------ ------------ ------------- ------------ ------------- ------------
ASSET QUALITY RATIOS

Net charge-offs to average loans - annualized         0.15%        0.16%                      0.09%         0.08%
Nonperforming loans to total loans                                                            0.20%         0.24%
Nonperforming assets to total assets                                                          0.31%         0.28%
----------------------------------------------- ------------ ------------ ------------- ------------ ------------- ------------

(1) Non-core noninterest income includes gains and losses from securities sales, loan sales, fixed assets, other real estate and other nonrecurring items.

(2) This ratio was impacted by the Company's Y2K liquidity contingency planning that was implemented in the fourth quarter of 1999. The Company estimates that excluding the effects of the excess liquidity called for by the plan that the tax equivalent net interest margin for the fourth quarter of 1999 would have been 5.08% and 5.06% for the year.

================================================================================

                         First Bancorp and Subsidiaries
                           Consolidated Balance Sheets


                                                                                            December 31,           December 31,
($ in thousands-unaudited)                                                                      1999                   1998
                                                                                              ---------              ---------
ASSETS
Cash & due from banks, noninterest-bearing                                                    $  23,055                 22,073
Due from banks, interest-bearing                                                                 15,231                  8,398
Federal funds sold                                                                               12,280                  8,295
                                                                                              ---------              ---------
     Total cash and cash equivalents                                                             50,566                 38,766
                                                                                              ---------              ---------
Securities available for sale (costs of $56,231 in 1999,
    and $58,740 in 1998)                                                                         54,290                 58,800

Securities held to maturity (fair values of $17,366 in 1999,
     and $19,223 in 1998)                                                                        17,518                 18,480

Presold mortgages in process of settlement                                                        1,121                  2,619

Loans                                                                                           419,163                358,334
   Less:  Allowance for loan losses                                                              (6,078)                (5,504)
                                                                                              ---------              ---------
   Net loans                                                                                    413,085                352,830
                                                                                              ---------              ---------

Premises and equipment                                                                           10,063                  9,091
Accrued interest receivable                                                                       3,373                  2,789
Intangible assets                                                                                 5,261                  5,843
Other                                                                                             4,170                  2,620
                                                                                              ---------              ---------
        Total assets                                                                          $ 559,447                491,838
                                                                                              =========              =========

LIABILITIES
Deposits:
   Demand - noninterest-bearing                                                               $  60,566                 62,479
   Savings, NOW, and money market                                                               164,307                160,428
   Time deposits of $100,000 or more                                                             81,831                 60,720
   Other time deposits                                                                          173,319                156,639
                                                                                              ---------              ---------
               Total deposits                                                                   480,023                440,266
Short-term borrowings                                                                            30,000                  6,000
Accrued interest payable                                                                          3,457                  3,080
Other liabilities                                                                                 2,025                  1,998
                                                                                              ---------              ---------
     Total liabilities                                                                          515,505                451,344
                                                                                              ---------              ---------

SHAREHOLDERS' EQUITY
Common stock, No par value per share
     Issued and outstanding: 4,551,641 shares in 1999,
         and 4,531,905 shares in 1998                                                            19,075                 18,970
Retained earnings                                                                                26,051                 21,487
Accumulated other comprehensive income (loss)                                                    (1,184)                    37
                                                                                              ---------              ---------
     Total shareholders' equity                                                                  43,942                 40,494
                                                                                              ---------              ---------
          Total liabilities and shareholders' equity                                          $ 559,447                491,838
                                                                                              =========              =========

See notes to consolidated financial statements.

                         First Bancorp and Subsidiaries
                        Consolidated Statements of Income

                                                               Three Months Ended                  Twelve Months Ended
                                                                  December 31,                         December 31,
                                                       -----------------------------------  -----------------------------------
($ in thousands, except share data-unaudited)                1999              1998               1999              1998
                                                       -----------------  ----------------  -----------------  ----------------
INTEREST INCOME
Interest and fees on loans                                    $   9,173             7,934             34,120            30,186
Interest on investment securities:
     Taxable interest income                                        824               739              3,271             2,898
     Tax-exempt interest income                                     214               247                890             1,035
Other, principally overnight investments                            473               333              1,013             1,225
                                                              ---------         ---------          ---------         ---------
     Total interest income                                       10,684             9,253             39,294            35,344
                                                              ---------         ---------          ---------         ---------

INTEREST EXPENSE
Savings, NOW and money market                                       832               812              3,202             3,305
Time deposits of $100,000 or more                                 1,077               827              3,755             3,063
Other time deposits                                               2,161             2,104              8,230             7,845
Short-term borrowings                                               397                37                623               143
                                                              ---------         ---------          ---------         ---------
     Total interest expense                                       4,467             3,780             15,810            14,356
                                                              ---------         ---------          ---------         ---------

Net interest income                                               6,217             5,473             23,484            20,988
Provision for loan losses                                           245               250                910               990
                                                              ---------         ---------          ---------         ---------
Net interest income after provision
   for loan losses                                                5,972             5,223             22,574            19,998
                                                              ---------         ---------          ---------         ---------

NONINTEREST INCOME
Service charges on deposit accounts                                 732               683              2,835             2,595
Fees from presold mortgages                                         112               172                622               537
Commissions from insurance sales                                     57                60                264               240
Other service charges, commissions and fees                         330               269              1,311             1,028
Data processing fees                                                 16                 5                 50                 5
Securities gains                                                      -                32                 20                29
Loan sale gains                                                       9                14                 34               227
Other gains (losses)                                                  5              (25)               (15)               (5)
                                                              ---------         ---------          ---------         ---------
     Total noninterest income                                     1,261             1,210              5,121             4,656
                                                              ---------         ---------          ---------         ---------

NONINTEREST EXPENSES
Salaries                                                          2,015             1,818              7,909             7,127
Employee benefits                                                   409               372              1,837             1,563
                                                              ---------         ---------          ---------         ---------
   Total personnel expense                                        2,424             2,190              9,746             8,690
Net occupancy expense                                               282               259              1,165             1,017
Equipment related expenses                                          333               252              1,133               918
Other operating expenses                                          1,589             1,398              5,772             5,287
                                                              ---------         ---------          ---------         ---------
     Total noninterest expenses                                   4,628             4,099             17,816            15,912
                                                              ---------         ---------          ---------         ---------

Income before income taxes                                        2,605             2,334              9,879             8,742
Income taxes                                                        828               829              3,260             3,059
                                                              ---------         ---------          ---------         ---------

NET INCOME                                                    $   1,777             1,505              6,619             5,683
                                                              =========         =========          =========         =========

Earnings per share:
     Basic                                                    $    0.39              0.33               1.46              1.25
     Diluted                                                       0.38              0.32               1.43              1.22

Weighted average common shares outstanding:
     Basic                                                    4,538,137         4,532,204          4,528,132         4,531,092
     Diluted                                                  4,646,756         4,646,690          4,632,233         4,657,746

See notes to consolidated financial statements.

                         First Bancorp And Subsidiaries
                   Notes To Consolidated Financial Statements

                For the Periods Ended December 31, 1999 and 1998
(unaudited)
--------------------------------------------------------------------------------

NOTE 1
The accompanying unaudited consolidated balance sheets and income statements were prepared on a consistent basis with those contained in the Company's 1998 Annual Report on Form 10-K. Reference is made to the most recent Annual Report on Form 10-K filed with the SEC for a full set of financial statements, as well as a discussion of accounting policies and other relevant information with respect to the financial statements. Reference is also made to the Company's quarterly reporting contained on Form 10-Q filed with the SEC within 45 days after each quarter end.

NOTE 2
The results of operations for the periods ended December 31, 1999 and 1998 are not necessarily indicative of the results to be expected for the full year. Basic earnings per share were computed by dividing net income by the weighted average common shares outstanding. Diluted earnings per share includes the potentially dilutive effects of the Company's 1994 Stock Option Plan. Share data, including earnings per share, have been adjusted to reflect the 3-for-2 stock split that was paid on September 13, 1999 to shareholders of record as of August 30, 1999.

NOTE 3
Certain amounts reported in the period ended December 31, 1998 have been reclassified to conform with the presentation for December 31, 1999. These reclassifications had no effect on net income or shareholders' equity for the periods presented, nor did they materially impact trends in financial information.

NOTE 4
Nonperforming assets are defined as nonaccrual loans, loans past due 90 or more days and still accruing interest, restructured loans and foreclosed, repossessed and idled properties. For each of the periods presented, the Company had no loans past due 90 or more days and still accruing interest. Nonperforming assets are summarized as follows:

                                                     December 31,   December 31,
($ in thousands)                                        1999           1998
--------------------------------------------------------------------------------
Nonperforming loans:
   Nonaccrual loans                                    $  595            601
   Restructured loans                                     257            248
                                                       ------         ------
Total nonperforming loans                                 852            849
Other real estate                                         906            505
                                                       ------         ------

Total nonperforming assets                             $1,758          1,354
                                                       ======         ======

Nonperforming loans to total loans                       0.20%          0.24%
Nonperforming assets as a percentage of
   loans and other real estate                           0.42%          0.38%
Nonperforming assets to total assets                     0.31%          0.28%
Allowance for loan losses to total loans                 1.45%          1.54%
--------------------------------------------------------------------------------

                         First Bancorp and Subsidiaries
                                Trend Information
                       ($ in thousands except share data)

                                                                          For the Three Months Ended
                                                                          --------------------------
                                                  Dec. 31,     Sept. 30,     June 30,     March 31,     Dec. 31,     One Year
INCOME STATEMENT                                   1999         1999          1999         1999          1998        Change
                                                -----------  -----------  ------------  -----------  ------------  -----------
Net interest income - tax equivalent             $ 6,347        6,221         5,892        5,598         5,633        12.7%
Taxable equivalent adjustment                        130          143           149          152           160       -18.8%
Net interest income                                6,217        6,078         5,743        5,446         5,473        13.6%
Provision for loan losses                            245          205           260          200           250        -2.0%
Core noninterest income                            1,247        1,239         1,293        1,303         1,189         4.9%
Non-core noninterest income, net (1)                  14            3            17            5            21       -33.3%
Noninterest expense                                4,628        4,606         4,307        4,275         4,099        12.9%
Income before income taxes                         2,605        2,509         2,486        2,279         2,334        11.6%
Income taxes                                         828          771           858          803           829        -0.1%
Net income                                         1,777        1,738         1,628        1,476         1,505        18.1%

Earnings per share - basic (2)                      0.39         0.38          0.36         0.33          0.33        18.2%
Earnings per share - diluted (2)                    0.38         0.37          0.35         0.32          0.32        18.8%

(1) Includes gains and losses from securities sales, loan sales, fixed assets, other real estate and other nonrecurring items.

(2) Share data has been adjusted to reflect the 3-for-2 stock split paid on September 13, 1999.

--------------------------------------------------------------------------------

                                                 Dec. 31,     Sept. 30,     June 30,     March 31,     Dec. 31,     One Year
PERIOD END BALANCES                                1999         1999          1999         1999           1998      Change
----------------------------------------------  -----------  -----------  ------------  -----------  ------------  -----------
Assets                                            $ 559,447      535,149       526,287      505,862       491,838        13.7%
Securities                                           71,808       71,463        73,100       77,380        77,280        -7.1%
Loans                                               419,163      400,574       387,755      368,511       358,334        17.0%
Allowance for loan losses                             6,078        5,988         5,822        5,671         5,504        10.4%
Intangible assets                                     5,261        5,366         5,525        5,684         5,843       -10.0%
Deposits                                            480,023      456,085       451,356      439,466       440,266         9.0%
Short-term borrowings                                30,000       30,000        28,000       20,000         6,000       400.0%
Shareholders' equity                                 43,942       42,880        41,728       41,036        40,494         8.5%
-------------------------------------------------------------------------------------------------------------------
                                                                          For the Three Months Ended
                                                                          --------------------------
                                                 Dec. 31,     Sept. 30,     June 30,     March 31,     Dec. 31,     One Year
YIELD INFORMATION                                  1999         1999          1999         1999          1998      Change (2)
                                                -----------  -----------  ------------  -----------  ------------  -----------
Yield on loans                                     8.93%        8.83%         8.74%        8.81%         8.98%        -5 bp
Yield on securities - tax equivalent               6.34%        6.38%         6.30%        6.31%         6.69%       -35 bp
Yield on other earning assets                      5.38%        5.71%         5.21%        5.07%         5.06%        32 bp
   Yield on all interest earning assets            8.32%        8.37%         8.25%        8.26%         8.40%        -8 bp

Rate on interest bearing deposits                  3.91%        3.76%         3.80%        3.90%         4.02%       -11 bp
Rate on other interest bearing liabilities         5.71%        5.44%         5.12%        4.63%         5.49%        22 bp
   Rate on all interest bearing liabilities        4.02%        3.80%         3.81%        3.91%         4.03%        -1 bp

        Interest rate spread - tax equivalent      4.30%        4.57%         4.44%        4.35%         4.37%        -7 bp
        Net interest  margin - tax  equivalent     4.88%        5.16%         5.04%        4.97%         5.03%       -15 bp
          (1) (3)

        Average prime rate                         8.37%        8.10%         7.75%        7.75%         7.93%        44 bp


(1) Calculated by dividing annualized tax equivalent net interest income by average earning assets for the period.

(2)  Expressed in terms of change in basis points from previous year.

(3) This ratio was impacted by the Company's Y2K liquidity contingency planning that was implemented in the fourth quarter of 1999. The Company estimates that excluding the effects of the excess liquidity called for by the plan that the tax equivalent net interest margin for the fourth quarter of 1999 would have been 5.08%.
--------------------------------------------------------------------------------

                         First Bancorp and Subsidiaries
                              Corporate Information



Board of Directors
     Jack D. Briggs, Chairman
     David L. Burns
     Jesse S. Capel
     James H. Garner
     George R. Perkins, Jr.
     G. T. Rabe, Jr.
     Edward T. Taws, Jr.
     Frederick H. Taylor
     Goldie H. Wallace
     A. Jordan Washburn
     John C. Willis

     Emeritus -  D. C. Deaton, Jr.
               John L. Frye, Sr.
               Jack L. Harper
               John J. Russell
               John C. Wallace


Executive Officers
     James H. Garner, President and Chief Executive
         Officer
     Anna G. Hollers, Executive Vice President and
         Secretary
     Teresa C. Nixon, Executive Vice President of Loan
         Administration and Compliance
     David G. Grigg, President of Montgomery Data
         Services,   Inc.
     Jerry M. Arnold, Senior Vice President of Operations
     Eric P. Credle, Senior Vice President and Chief
         Financial Officer
     Lee C. McLaurin, Senior Vice President and Controller

Corporate Office
     341 North Main Street
     Troy, NC  27371-0508
     Telephone:  910-576-6171
     Fax:  910-576-1070

For Additional Information Contact
     Anna G. Hollers
     Investor Relations
     Telephone:  800-548-9377


NASDAQ Symbol:  FBNC
     Traded on the NASDAQ National Market System


Market Makers in First Bancorp Stock
 (Broker Contacts listed in parenthesis)
     J.C. Bradford & Co. (Clay Young at 1-800-830-6071)
     Legg Mason (Paul Newton at 1-800-628-5770)
     Scott & Stringfellow (Jeff O'Quinn at 1-800-763-1893 or
           Alan Tilley at 1-800-476-1824)
     Trident Securities (Sadler Stukes at 1-800-340-6321) Wachovia Securities (Kel Normann at 1-800-929-1019)


Dividend Reinvestment Plan
Registered holders of First Bancorp common stock are eligible to participate in the Company's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of First Bancorp common stock without payment of brokerage commissions. For an information folder and authorization form or to receive additional information please contact:

       First Bancorp Investor Relations
       Attention:  Anna Hollers
           Post Office Box 508
           Troy, NC  27371-0508
           Telephone:  800-548-9377
                       or
           Registrar and Transfer Company
           Telephone:  800-368-5948

Stock Transfer Agent
     Registrar and Transfer Company
     10 Commerce Drive
     Cranford, NJ  07016
     Telephone:  800-368-5948


                Please visit our website at www.firstbancorp.com